EXHIBIT 99.1

For Immediate Release 22-57-TR	Date:	October 26, 2022

Teck Announces Sale of Fort Hills Interest

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today it has agreed to sell its 21.3% interest in the Fort Hills Energy Limited Partnership (“Fort Hills”) and certain associated downstream assets to Suncor Energy Inc. (“Suncor”) for gross proceeds of approximately $1 billion in cash, subject to customary closing adjustments reflecting a November 1, 2022 effective date. The transaction value is consistent with the current outlook for the Fort Hills business reflected in the most recent in-depth review of Fort Hills conducted by Suncor and the resulting long-range plan for the project.

“This transaction advances our strategy of pursuing industry leading copper growth and rebalancing our portfolio of high-quality assets to low carbon metals,” said Jonathan Price, CEO. “We will review the use of proceeds in accordance with our capital allocation framework early in 2023.”

Closing of the transaction is subject to customary conditions including receipt of relevant regulatory approvals, and is expected to occur in the first quarter of 2023.

As a result of the transaction, we expect to record an after-tax, non-cash impairment charge of approximately $950 million in the third quarter of 2022.

RBC Capital Markets and J.P. Morgan Securities Canada have acted as financial advisors to Teck in connection with this transaction.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this news release include statements regarding the timing of closing of the transaction and our expectation that the transaction will close, the expected impairment charge that we expect to record and our expectations regarding use of proceeds.

These statements are based on a number of assumptions, including, but not limited to, assumptions that the conditions to closing will be satisfied or waived in a timely manner. Factors that may cause actual results to vary include, but are not limited to, unforeseen complications in receiving regulatory approvals or to satisfy other conditions to closing.

Forward-looking statements are made as of the date of this news release and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our most recent Annual Information Form filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Media Contact
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com